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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

  X

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________.

Commission File Number 33-22846

A.

Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES

OF SEACOAST NATIONAL BANK

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL  34994

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

FINANCIAL STATEMENTS

December 31, 2007 and 2006

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Retirement Savings Plan for Employees of

Seacoast National Bank

Stuart, Florida

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007  financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida

June 24, 2008

                                                                                                                                                          1

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS

Cash	$ 81,072	$ 111,393

Investments, at fair value
Mutual funds	16,943,932	16,138,829
Common/collective trusts	10,766,982	8,944,419
Common stock
Seacoast Banking Corporation of Florida	2,524,686	4,633,062
	30,316,672	29,727,703

Receivables
Employer contributions	512,631	1,142,083
Participant contributions	50,297	416,019
Due from brokers	5,594	29,799
Dividends and interest	62,998	50,406
	631,520	1,638,307

Total assets	30,948,192	31,366,010

LIABILITIES
Excess contributions payable	1,942	565

Total liabilities	1,942	565

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	30,946,250	31,365,445

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	60,738	46, 678

NET ASSETS AVAILABLE FOR BENEFITS	$ 31,006,988	$ 31,412,123

See accompanying notes to financial statements

                                                                                                                                                        2.

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:
Investment Income
Dividends and interest	$ 450,801
Net realized and unrealized appreciation of investments	(1,836,508)
(1,385,707)
Contributions
Employer	1,189,702
Participant	1,515,175
Rollover	853,235
3,558,112

Total additions	2,172,405

Deductions from net assets attributed to:
Benefits paid to participants	2,555,299
Administrative fees	20,299
Distribution of excess contributions	1,942
Total deductions	2,577,540

Net increase	(405,135)

Net assets available for benefits
Beginning of year	31,412,123

End of year	$ 31,006,988

See accompanying notes to financial statements

                                                                                                                                                        3.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information.  Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983.  The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permit employees to make salary deferrals, provide employer matching contributions and eliminate the loan provisions under the Plan.  The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank) who have at least one year of service.

The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan.  Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers 15 investment alternatives through M&I as follows:

M&I Employee Benefit Stable Principal Fund	M&I Diversified Stock Fund
Marshall Intermediate Bond Fund	M&I Growth Balanced Fund
M&I Diversified Income Fund	Fidelity Advisers Equity Income Fund
Franklin Small Cap Growth Fund	Marshall Mid Cap Value Fund
Vanguard Institutional Index Fund	Managers Special Equity Fund
Legg Mason Value Trust Primary Class Fund	Westport Small Capital Fund
Templeton Foreign Fund	T Rowe Growth Stock Fund
Marshall Money Market Fund

The Plan also allows individual participants to invest in common stock of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.

Participant Accounts:  Each participant’s account is credited with participant salary deferrals, matching contributions, profit-sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant’s investment elections.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of their account to any of the investment options available under the Plan.

                                                                                                                                              4.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Contributions:  Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation.  Participant contributions were subject to an overall annual limitation of $15,500 for 2007.  If a participant is eligible for the Plan and age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,000 in 2007).

Employer Contributions:  For each Plan year, the Bank’s Board of Directors, at their discretion, will contribute to the Plan a profit-sharing contribution.  Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year.  The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan.  There was no discretionary profit- sharing contribution during 2007.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the years ended December 31, 2007 and 2006, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.

The Bank matches on a dollar-for-dollar basis participant salary deferrals up to 4% of eligible participant compensation.  Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting:  Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon.  Profit-sharing contributions and discretionary retirement contributions vest 25% per year of service.  However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Plan Termination:  Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in all of their account balances.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Withdrawals:  Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship.  Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated.  If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments.  If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures:  Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan.  Forfeited amounts are used to reduce future employer contributions.  Forfeitures available to reduce future employer contributions are $14,803 and $6,143 as of December 31, 2007 and 2006, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Significant estimates are the valuation of investments held by the Plan.  Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Contributions:  Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange.  The fair values of the Plan’s interest in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the Plan custodian.  The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan custodian.  The Plan’s net appreciation in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Payment of Benefits:  Benefits become payable to participants upon their election or separation from the Bank, and are recorded when paid.  Outstanding benefits payable to participants that were approved but not paid as of December 31, 2007 and 2006 were not material.

Administrative Expenses:  In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.

Reclassifications:  Certain items in the prior year financial statements were reclassified to conform to the current year presentation.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006 are as follows:

	2007	2006

* Common stock, Seacoast Banking Corporation of Florida 189,903 and 186,817 shares	$ 2,524,686	$ 4,633,061
Legg Mason Value Trust Primary Class Fund, 20,851 and 25,210 shares	1,293,159	1,833,246
* M&I Growth Balanced Fund, 157,975 and 162,376 shares	4,856,583	4,681,165
* M & I Employee Benefit Stable Principal Fund, 5,019,670 and 3,755,256 shares	5,019,670	3,755,256
Vanguard Institutional Index Fund, 59,353 and 63,777 shares	7,961,625	8,264,865
Templeton Foreign Fund, 129,985 and 70,605 shares	1,627,413	963,056

* Represents a party in interest to the Plan

The Plan's net realized and unrealized appreciation (depreciation) of investments by type is as follows for the year ended December 31, 2007:

Common stock, Seacoast Banking Corporation of Florida	$(2,815,007)
Common/collective trusts	401,144
Mutual funds	577,355

$(1,836,508)

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of common collective trust accounts managed by M&I and mutual funds with M&I.  M&I is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to them qualify as party-in-interest transactions.   The Plan also holds shares of Seacoast Banking Corporation common stock.  At December 31, 2007 and 2006, the plan held 189,903 and 186,817 shares, respectively, of the Company’s common stock with a market value of $2,524,686 and $4,633,062, respectively.  The Plan received $123,429 and $108,460 in dividends from the Company during 2007 and 2006, respectively.

SUPPLEMENTAL SCHEDULE

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) ** Cost	(e) Current Value
	Fidelity Adv Funds	Fidelity Advisers Equity Income Fund, 20,847 shares		$ 612,489
	Franklin Funds	Franklin Small Cap Growth Fund, 33,008 shares		1,168,813
	Legg Mason Funds	Legg Mason Value Trust Primary Class Fund, 20,851 shares		1,293,159
*	Marshall & Ilsley	M&I Diversified Income Fund, 15,878 shares		365,142
*	Marshall & Ilsley	M&I Diversified Stock Fund, 15,500 shares		586,324
*	Marshall & Ilsley	M&I Growth Balanced Fund, 157,975 shares		4,856,583
*	Marshall & Ilsley	M&I Employee Benefit Stable Principal Fund, 5,019,670 shares		5,019,670
	Managers Funds	Managers Special Equity Fund, 4,160 shares		267,295
*	Marshall & Ilsley	Marshall Intermediate Bond Fund, 164,320 shares		1,513,388
*	Marshall & Ilsley	Marshall Mid Cap Value Fund, 82,447 shares		1,092,420
*	Marshall & Ilsley	Marshall Money Market Fund, Cash		81,072
	T Rowe Price Funds	T Rowe Growth Stock Fund, 25,976 shares		867,600

*

Represents a party in interest to the Plan

**

Cost information is not required for participant-directed investments

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) **Cost	(e) Current Value
	Templeton Fds Inc	Templeton Foreign Fund, 129,985 shares		1,627,412
	Vanguard Funds	Vanguard Institutional Index Fund, 59,353 shares		7,961,626
	Westport Funds	Westport Small Capital Fund, 23,154 shares		539,731
*	Seacoast Banking Corporation of Florida	Common stock, 189,903 shares		2,524,686
				$30,377,410

*

Represents a party in interest to the Plan

**

Cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank
Date: June 25, 2007	By: /s/ William R. Hahl
William R. Hahl
Retirement Savings Plan Committee